June 21, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Mara Ransom and Taylor Beech

Re:	First Advantage Corporation

Registration Statement on Form S-1

File No. 333-256622

Dear Ms. Ransom and Mr. Beech:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of First Advantage Corporation that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 2:00 p.m. New York, N.Y. time on June 22, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, approximately 1,190 copies of the Preliminary Prospectus dated June 14, 2021 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

BARCLAYS CAPITAL INC.
BOFA SECURITIES, INC.
J.P. MORGAN SECURITIES, LLC
Acting severally on behalf of themselves and the several Underwriters

By: BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Authorized Signatory

By: BOFA SECURITIES, INC.

By:	/s/ Michael Liloia
Name: Michael Liloia
Title: Director

By: J.P. MORGAN SECURITIES, LLC

By:	/s/ John Dunphy
Name: John Dunphy
Title: Vice President

[Signature Page to Underwriter Acceleration Request Letter]